UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-09618

(Check One):	[X] Form 10-K	[_] Form 20-F	[_] Form 11-K	[_] Form 10-Q	[_] Form 10-D	[_] Form N-SAR	[_] Form N-CSR

For Period Ended October 31, 2007
[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
For the Transition Period Ended:____________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:N/A

PART I - REGISTRANT INFORMATION

Navistar International Corporation
Full Name of Registrant

N/A
Former Name if Applicable

4201 Winfield Road
Address of Principal Executive Office (Street and Number)

Warrenville, IL 60555
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[__]
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Navistar International Corporation (“the company”) is unable to timely file its Annual Report on Form 10-K for the fiscal year ended October 31, 2007 (“the Report”) because of its ongoing review of a number of complex and technical accounting items relating to its financial statements that are to be filed in its Annual Report on Form 10-K for the fiscal year ended October 31, 2006, which has yet to be filed. As a result of this ongoing review, the company was unable to timely file the Report with the Commission by December 31, 2007, and was unable to file the Report within the fifteen-day extension provided by Rule 12b-25(b).  The company expects to file the Report by mid-2008 following the resolution of the foregoing matters and the filing of Form 10-K for the fiscal year ended October 31, 2006.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
William A. Caton	(630)	753-2600
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [_] Yes [X] No

The company has not filed its Quarterly Reports on Form 10-Q for the periods ended January 31, 2006, April 30, 2006, and July 31, 2006, nor its Annual Report on Form 10-K for the fiscal year ended October 31, 2006, nor its Quarterly Report on Form 10-Q for the periods ended January 31, 2007, April 30, 2007, and July 31, 2007. Due to special dispensation received from the Commission, the company will not file its Quarterly Reports on Form 10-Q for the periods ended January 31, 2006, April 30, 2006, and July 31, 2006.
________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [_] No
________________________________________________________________________

If so, attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The company has yet to file its Annual Report on Form 10-K for the fiscal year ended October 31, 2006, and is unable to determine whether there will be any significant change in results of operations in the Annual Report on Form 10-K for the fiscal year ended October 31, 2007 as compared to the corresponding period for the last fiscal year. However based on the cyclical nature of our business and other factors, there may be a significant change in the company’s results of operations.

Information provided and statements contained in this report that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements only speak as of the date of this report and the company assumes no obligation to update the information included in this report. Such forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions. These statements are not guarantees of performance or results and they involve risks, uncertainties and assumptions, including the risk of continued delay in the completion of our financial statements and the consequences thereof, the availability of funds, either through cash on hand or the company’s other liquidity sources, to repay any amounts due should any of the company’s debt become accelerated, and decisions by suppliers and other vendors to restrict or eliminate customary trade and other credit terms for the company’s future orders and other services, which would require the company to pay cash and which could have a material adverse effect on the company’s liquidity position and financial condition. Although we believe that these forward-looking statements are based on reasonable assumptions, there are many factors that could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. For a further description of these factors, see Item 1A. Risk Factors of our Form 10-K for the fiscal year ended October 31, 2005, which was filed on December 10, 2007.

Navistar International Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 4, 2008	By: /s/ William A. Caton
William A. Caton Executive Vice President and Chief Financial Officer